Fona, Inc.
                        5353 Manhattan Circle, Suite 101
                                Boulder, CO 80303



January 4, 2011

VIA EDGAR
---------
Mr. John Reynolds
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC  20549

         RE:      Fona, Inc.
                  Form 10, Amendment 2
                  Filed December 10, 2010
                  Form 10-Q/A filed December 10, 2010 File No.: 0-54129

Ladies and Gentlemen:

Fona, Inc. (the "Company") has today submitted to the Securities and Exchange Commission (the "Commission") a 2nd revised version of its Form 10-Q, originally filed with the Commission on November 19, 2010. We respond to the comments raised by the staff of the Commission in the letter dated December 29, 2010, from John Reynolds to Michael Friess, President of the Company. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. All page numbers in our responses refer to the revised version of the Form 10-Q filed today on EDGAR.


Form 10-Q/A for the Quarterly Period Ended September 30, 2010, filed on December
--------------------------------------------------------------------------------
10, 2010
--------

Item 4. Controls and Procedures, page 10
----------------------------------------

(a) Changes in Internal Controls, page 10
-----------------------------------------

1. We note that your disclosure states that there were no changes in "internal controls." We presume you meant to say there were no changes in "internal control over financial reporting," if this is accurate, please make this change in future Exchange Act filings. If this is not accurate, please explain to us the term "internal controls" as used in your disclosure. Please note that you are required to disclose any changes in internal control over financial reporting that occurred during the last fiscal quarter covered by the report that has materially affected, or is reasonable likely to materially affected, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.



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

                                   Fona, Inc.
                        5353 Manhattan Circle, Suite 101
                                Boulder, CO 80303


Response:

         In response to the Staff's comment, the Company has revised page 10 of the Form 10-Q/A.


Exhibits 31.1 and 31.2
----------------------

2. We note your revisions in response to comment 8 in our letter dated December 3, 2010. Please confirm to us that you will revise your certifications in future filings to replace "quarterly report" with "report" in paragraphs 2 and 3 of the certification. Refer to Item 601(b)(31)(i) of Regulation S-K.

Response:

         In response to the Staff's comment, Fona, Inc. certifies it will revise its certifications in future filings to replace "quarterly report" with "report" in paragraphs 2 and 3 of the certification as required by Item 601(b)(31)(i) of Regulation S-K.


If you have any questions, please feel free to contact the undersigned by telephone at 303.499.6000 x 18.

Sincerely yours,


/s/ Michael Friess
Michael Friess






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